

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Emil Michael
President
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

> **Re: D-Wave Quantum Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 24, 2022**
> **File No. 333-263573**

Dear Mr. Michael:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4/A filed June 24, 2022

Sponsor Support Agreement, page 27

1. We note your disclosure that "D-Wave may allocate up to 3,287,762 D-Wave Quantum Common Shares if D-Wave determines, in its sole discretion following consultation with DPCM, that such allocation would be advisable in connection with the consummation of the Transaction." Please clarify to whom or for what purpose these shares will be allocated.

Risk Factors
We expect to require additional capital to pursue our business objectives. . . , page 54

2. Please specify the price floor beneath which D-Wave Quantum may not sell to Lincoln Park any D-Wave Quantum Common Shares.

Resignation of Financial and Capital Markets Advisors, page 117

3. We note your disclosure on page 117 describing how the DPCM Board assessed the potential impact of the resignations of Morgan Stanley, Citi, and UBS (the "Firms"), including how "the services to be provided by each of Morgan Stanley and Citi were substantially complete, and UBS' services in connection with the deferred underwriting commission were completed when the DPCM IPO was completed." Please clarify here whether the DPCM Board viewed the services to be provided by UBS, in its role as capital markets advisor, as substantially complete and how it assessed UBS' resignation specifically in this role.

Extension; Waiver, page 280

4. Please file a copy of the waiver whereby D-Wave agreed to waive the minimum cash condition as an exhibit to your registration statement.

Background of the Transaction, page 287

5. We note your disclosure that on June 16, 2022, after discussions between D-Wave and DPCM, the parties agreed to modify several terms of the Transaction and enter a Purchase Agreement with Lincoln Park. Revise your disclosure of the background of the Transaction to identify the persons involved in these discussions and summarize the material aspects of any negotiations.

6. Please identify the "financial advisor" who participated in the meeting with the Sponsor and DPCM's management team on August 25, 2021. Refer to prior comment 11.

General

7. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business

Emil Michael
D-Wave Quantum Inc.
July 7, 2022
Page 3

combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

8. We note your response to prior comments 11 and 14. Please discuss the material terms of your obligations and any applicable indemnification or contribution provisions under your advisory agreements and engagement letters with Morgan Stanley, Citi and UBS (including the underwriting agreement with UBS) that survive the resignation of the Firms. Include appropriate risk factor disclosure about any impact these surviving provisions and obligations may have on the company. Additionally, discuss the scope of the work agreed to be performed by each Firm further to their engagement letter with you.

9. Please revise the disclosure of your proxy statement/prospectus to note that Citi and Morgan Stanley were each entitled to a placement fee equal to 2.00% of the gross proceeds received by the Company upon consummation of the PIPE Financing.

10. Please disclose whether the Firms assisted in the preparation or review of any materials reviewed by DPCM's Board or management as part of their services and whether any such Firm has withdrawn its association with those materials and notified the DPCM Board of such disassociation. If so, include, for context, that there are similar circumstances in which a financial institution is named and that the firm's resignation indicates it is not willing to have the liability associated with such work. Additionally, revise your disclosure to state whether the DPCM Board relied on any materials or work product provided by the Firms.

11. Disclose whether there are any costs that will result from the resignations of the Firms (such as additional costs to engage another service provider) and whether the resignations will affect the timing of the Transaction.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam M. Givertz